FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of an increase in interests in Ordinary shares in GlaxoSmithKline plc purchased at a price of 1367.69 pence per share on 13 July 2011, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 7 July 2011.

Ordinary shares
Mr A P Witty	10.015
Dr M M Slaoui	151.497
Mr S M Bicknell	24.793
Mr J M Clarke	567.855
Mr M Dunoyer	95.346
Mr E J Gray	335.799
Mr S A Hussain	211.502
Mr D S Redfern	151.613
Mr J R Stéphenne	637.670
Ms C Thomas	114.613
Mr P C Thomson	79.836
Dr P J T Vallance	96.499

The Company was advised of this information on 14 July 2011.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

14 July 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 14, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc